EXHIBIT 99j


                            KINROSS GOLD CORPORATION
                             MATERIAL CHANGE REPORT


Item 1.   Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2.   Dates of Material Change

April 11, 2002

Item 3.   Press Releases

Press release was issued by Kinross in Toronto on April 11, 2002 with respect to the material change and filed via SEDAR.

Item 4.   Summary of Material Change

Kinross Gold Corporation announced that it had signed a letter of understanding with a wholly owned subsidiary of Placer Dome Inc., Placer Dome (CLA) Limited, to form a joint venture that will combine the two companies' respective gold mining operations in the Porcupine district in Ontario, Canada.

Item 5.   Full Description of Material Change

Kinross Gold Corporation (TSE-K; AMEX-KGC) is pleased to announce that it has signed a letter of understanding with a wholly owned subsidiary of Placer Dome Inc. (TSE-PDG; NYSE-PDG), Placer Dome (CLA) Limited, to form a joint venture that will combine the two companies' respective gold mining operations in the Porcupine district in Ontario, Canada.

Placer will own a 51% interest and Kinross will own a 49% interest in the Porcupine Area Joint Venture, which will be operated by a Placer affiliate. Placer will contribute the Dome mine and mill and Kinross will contribute the Hoyle Pond, Pamour and Nighthawk Lake mines as well as the Bell Creek mill. Future capital and operating costs will be shared in proportion to each party's ownership interest.

According to Kinross Chairman and CEO, Robert Buchan "This will achieve the ultimate synergies for our Timmins area assets that Kinross has been striving to attain over the past several years. These include lower operating costs, an opportunity to economically process the Pamour "60 Pit" and numerous other resources while allowing exploration and development of new projects in the Timmins camp to proceed."

As of December 31, 2001  Kinross'  reserves in the  Porcupine  district  totaled
1.160 million ounces of gold, using a $300 per ounce gold price assumption. Measured and indicated resources (excluding reserves) totaled 3.045 million ounces of gold, with a further 2 million ounces in the inferred resource category. The impact of this transaction is expected to result in a conversion of approximately 1.3 million ounces of gold from measured and indicated resources at the Pamour "60 Pit" to proven and probable reserves using a gold price assumption of $300 per ounce. Consequently, Pamour "60 Pit" reserves would be expected to total approximately 2.1 million ounces and are in addition to year-end reserves of over 0.4 million ounces at the Hoyle Pond mine. For the first quarter of 2002, the Hoyle Pond operation produced 53,476 ounces of gold equivalent at a total cash cost of $144 per ounce.

As of December 31, 2001 proven and probable reserves at the Dome mine were approximately 1.3 million ounces of gold, using a gold price assumption of $275 per ounce. Measured and indicated resources totaled approximately 2.1 million ounces of gold.

The formation of the joint venture is subject to several conditions including due diligence, completion




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of a definitive agreement,  and the approval of the respective Placer Dome (CLA)
Limited and Kinross Boards of Directors.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation ("Kinross"), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7.   Omitted Information

N/A

Item 8.   Senior Officer

         Ms. Shelley M. Riley
         Corporate Secretary
         Telephone: (416) 365-5198
         Facsimile: (416) 365-0237

Item 9.   Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.

          DATED at Toronto this 11th day of April, 2002.


                                             KINROSS GOLD CORPORATION


                                             PER:   Shelley M. Riley/
                                                    -----------------
                                                    Shelley M. Riley
                                                    Corporate Secretary